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June 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada

Mr. Doug Jones

Ms. Rebekah Reed

Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.

Amendment No. 6 to the Registration Statement on Form F-1

(File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Reed, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 5, 2024 on the Amendment No. 5 to the Company’s Registration Statement on Form F-1 (File No. 333-273166) (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Amendment No. 6 to its Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

In addition, the Company respectfully advises the Staff that, after thorough discussions with the underwriters and the Selling Shareholders, given the currently increased interests in and demand for the Company’s securities from potential investors, the Company has amended the Revised Registration Statement throughout to reflect an adjusted offering plan to (i) increase the number of Class A ordinary shares to be offered in the Company’s primary offering from 1,250,000 to 2,500,000 and (ii) reduce the number of Class A ordinary shares to be registered and sold in the Selling Shareholders’ resale offering from 3,750,000 to 2,500,000.

Amendment No. 5 to Registration Statement on Form F-1 filed May 10, 2024

General

1.	We note your response to prior comment 5. Please further elaborate on the following aspects of your response:

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the reasons for adding the resale offering to the registration statement at this time. In this regard, your response indicates that the number of shares being registered in the resale offering compared to the number of shares being registered in the initial public offering was determined based on “the number that the Selling Shareholders intend to register and resell,” but does not adequately address whether and why the resale offering is being registered at the same time as the public offering. Explain in additional detail why the company has elected to add a resale component rather than meet “the total expressed interest in and demand for the Company’s securities from potential investors” solely through a traditional firm commitment underwritten offering;

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how and when the selling shareholders were selected to participate in the resale offering, including which party(ies) initiated contact regarding the potential transaction. Your response states that “the Sponsors...indicated to the Company about its intent to register and resell a portion of its shares,” but it is unclear when and how this occurred; and

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why it was decided that the selling shareholders would not be subject to lock-up arrangements with respect to only the resale shares and whether the underwriter sought to have the selling shareholders subjected to such lock-up provisions. Your response indicates that you and the underwriters “agreed” to change the lock-up arrangements at the time the resale prospectus was filed; please expand to explain the underlying reasoning for such agreement, detail any negotiations that took place, and discuss why the availability of a set of resale shares three times the size of the primary offering for offer and sale into the market once trading commences does not create concern for the underwriters’ ability to facilitate the creation of a public market.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that, Ruida Development Co., Ltd. and Newlight Management Limited (together with their beneficial owners, collectively, the “Selling Shareholders”) initiated a conversation with the Company in late March 2024, indicating to the Company about their intent to register and resell a portion of the shares held by them.

The Company and the underwriters intend to list the offered shares through a traditional firm commitment underwritten offering and have been taking concerted efforts in soliciting potential investors through testing-the-waters and roadshow presentations. However, market conditions and activities in the U.S. equity capital markets were weak and the total expressed interests in the Company’s securities from potential investors were not favorable. In April 2024, upon in-depth discussions with the underwriters and taking into consideration of the Selling Shareholders’ desire to liquidate, the Company decided to adjust its prior offering plan by simultaneously (i) registering a reduced number of shares to be offered in its primary offering and (ii) adding a resale component, so that the combined offerings could enable the Company to meet the Nasdaq Global Market’s initial listing requirements while allowing the Company’s long-term investors to liquidate a portion of their investment after the consummation of the Company’s initial public offering (“IPO”).

The Company further respectfully submits to the Staff that, since mid-May 2024, pursuant to the Company’s and the underwriters’ continued investor outreach and underwriting efforts, the total expressed interests in and demand for the Company’s securities from potential investors have substantially increased. Given such increased interests and demand from potential investors, the Company decided to increase the number of shares to be offered in its primary offering from 1,250,000 to 2,500,000. On June 1, 2024, the Company conveyed such upsizing plan to the Selling Shareholders. Considering the substantially increased interests in the Company’s securities from potential investors, and with an aim to maximize their long-term economic interest in the Company and minimize the impacts of their resale on the Company’s share price after the Company’s IPO, on June 4, 2024, the Selling Shareholders expressed to the Company about their desire to reduce the number of the resale shares to be registered from 3,750,000 to 2,500,000.

The Company has revised the disclosure throughout the Revised Registration Statement to reflect the above-mentioned updated primary and secondary offering details accordingly.

With respect to the lock-up arrangements, the Company respectfully advises the Staff that it underwent discussions via several meetings with the underwriters on April 15 and 19, 2024, respectively, regarding the scope of the lock-up arrangements. The parties ultimately agreed to subject the Company, its directors, officers, and all shareholders as of the effective date of the Company’s Registration Statement (except for the Selling Shareholders with respect to their resale shares only), to customary lock-up arrangements. The Company and the underwriters agreed not to lock up the resale shares so that the registered resale shares could be counted towards the Company’s public float and allow the Company to satisfy the initial listing requirements of the Nasdaq Global Market. The unregistered portion of the Selling Shareholders’ shares will remain subject to lock-up arrangements so that there will not be excessive supply of the Company’s Class A ordinary shares after its IPO. The Company and the underwriters stipulated the timing of resale in the initial resale prospectus filed on April 25, 2024 that the resale shall not occur until the completion of the Company’s IPO, once, and if, the Company’s Class A ordinary shares are listed on the Nasdaq Global Market and if there is an established market for these resale shares. Creation of a public market may depend on multiple factors in response to market conditions which may change rapidly. The Company and the underwriters expect that such timing could alleviate the underwriters’ concern to create a public market. The adjusted offering plan to (i) increase the number of Class A ordinary shares to be offered in the Company’s primary offering from 1,250,000 to 2,500,000 and (ii) reduce the number of Class A ordinary shares to be registered and sold in the Selling Shareholders’ resale offering from 3,750,000 to 2,500,000 could further alleviate such concern.

Based on the analysis and facts set forth above and in the last letter which the Company submitted to the Commission on May 10, 2024, the Company believes that all of the circumstances surrounding the issuance and the proposed registration of the shares for resale by the Selling Shareholders support the conclusion that the neither of Selling Shareholders is acting as a conduit in a distribution to the public, or as an “underwriter,” and that the proposed resale by the Selling Shareholders should appropriately be classified as a genuine secondary offering and not a primary offering. Each of the Selling Shareholders has been a long-term investor in the Group for over a decade. Neither the Selling Shareholders are in the business of conducting primary offerings or otherwise underwriting securities on behalf of issuers, nor are they subject to any underwriting or placement agency agreement with the Company with respect to the securities held by them. While the number of shares to be registered for resale by the Selling Shareholders is equivalent to the number of shares to be offered in the Company’s primary offering and may be deemed relatively large to some extent, the Company believes that this one factor is not dispositive of the issue and that all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 must be considered as a whole.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Houqi Zhang, Chief Executive Officer and Chairman of Board of Directors, Autozi Internet Technology (Global) Ltd.

Fang Liu, Esq., Partner, VCL Law LLP

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